Exhibit 99.1

B Communications Reports Financial Results

For the Third Quarter of 2016

- Successful Issuance of New Series C Debentures is Expected to Decrease the Company’s
Annual Financial Expenses and Increase its Net Profit by Approximately NIS 150 Million -

Ramat Gan, Israel - November 23, 2016 - B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM), a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (TASE: BEZQ), today reported its financial results for the third quarter of 2016.

"We are extremely pleased with the results of our debt refinancing. As a result, we expect to achieve an approximately NIS 150 million annual decrease in our financial expenses beginning in 2017. The decrease in our financial expenses is expected to increase our net profit, provide a quality yield for our investors and improved financial flexibility for our company. The refinance process capped a great year for B Communications which started with our sale of 4% of Bezeq's outstanding shares, continued with the upgrade of our rating to AA3 Israeli rating, the 12% dividend yield we provided to our shareholders, and ended with a vastly improved long term debt structure,” said Doron Turgeman, CEO of B Communications.

B Communications' Refinancing: On September 18, 2016, the company announced the completion of its successful issuance of approximately NIS 1.9 billion ($500 million) of Series C Debentures. The principal of the Series C Debentures, which is unlinked, will be payable in four equal installments payable on November 30 of each of the years 2020 through 2023 and one installment payable on November 30, 2024. Each of the first four installments will be equal to 7.5% of the principal amount of the aggregate amount of the Series C Debentures issued and the last installment will equal to 70% of such principal amount. The annual coupon of the Series C Debentures is 3.6% and will be denominated in NIS. The interest on the outstanding principal of the Series C Debentures is payable in semi-annual payments on May 31 and November 30 of each year.

The net proceeds from the offering were used to fully redeem the Company’s $717 million of outstanding 7 3/8% senior secured notes (the “Notes”) and to deposit the upcoming interest payment due in May 2017 into a trustee account solely for the benefit of the holders of the Series C Debentures. In addition, the Company terminated the cross currency swap hedge transactions entered into by the Company to hedge its exposure to fluctuations in the US$ exchange rate as a result of the Notes issuance.

Due to the fact that on September 27, 2016, the Company irrevocably deposited into the Trustee’s account the full redemption funds for the Notes, the Company did not include the indebtedness for the Notes or the cash deposited with the Trustee for the Notes in its balance sheet as of September 30, 2016.

Dividend from Bezeq: On October 6, 2016, Bezeq distributed NIS 665 million ($177 million) to shareholders of record as of September 20, 2016. B Communications’ share of the dividend distribution was NIS 175 million ($47 million).

1

Cash and Debt Position: As of September 30, 2016, B Communications’ unconsolidated liquidity balances (comprised of cash and cash equivalents, short term investments and dividend receivable) totaled NIS 448 million ($119 million) and its financial liabilities totaled NIS 2.6 billion ($691 million), including NIS 1.9 billion ($496 million) of the Series C Debentures, NIS 683 million ($181 million) of Series B Debentures (both include accrued interest and unamortized premiums, discounts and debt issuance costs), and a NIS 52 million ($14 million) tax liability.

B Communications’ Unconsolidated Balance Sheet Data

(In millions)		Convenience
		translation into
		U.S. dollars
		(Note A)
	September 30,	September 30,	September 30,	December 31,
	2016	2016	2015	2015
	NIS	US$	NIS	NIS
Financial liabilities
7⅜% Senior Secured Notes	-	-	2,821	2,718
Series B Debentures	683	181	700	710
Series C Debentures	1,864	496	-	-
Tax liability	52	14	99	79
Total debt	2,599	691	3,620	3,507

Liquidity balances
Lockbox account(1)	-	-	423	532
Cash and cash equivalents (2)	226	60	465	421
Pledged account(3)	47	12	-	-
Dividend receivable	175	47	286	-
Total liquidity	448	119	1,174	953

Net debt	2,151	572	2,446	2,554

(1)	Lockbox account - one or more accounts designated as a lockbox account and maintained by B Communications (SP-2) Ltd. (or any of its successors) and pledged as collateral to the security agent for the benefit of the holders of the Notes.

(2)	Cash and cash equivalents - any funds, property or assets not expressly required by the terms of the Indenture for the secured Notes to be deposited in or allocated to the lockbox account and any other funds with respect to which the Indenture expressly provides constitute unrestricted cash, including proceeds from indebtedness permitted to be incurred under the Indenture which are not otherwise expressly required by the terms of the Indenture to be deposited in or allocated to the lockbox account; provided that no specified shares or collateral shall constitute unrestricted cash.

(3)	Pledged account - the trustee account maintained solely for the benefit of the holders of the Series C Debentures. According to the indenture of the Series C Debentures the account should include the upcoming interest payment for the holders of those debentures.

2

B Communications Unconsolidated Sources and Uses

(In millions)		Convenience
		translation into
		U.S. dollars
		(Note A)
	NIS	US$

Net debt as of December 31, 2015	2,554	680

Dividends received from Bezeq	(379)	(101)
Net proceeds from the sale of Bezeq shares	(978)	(260)
Financial expenses, net	269	71
One-time refinancing expenses	270	72
Loss from purchase of Notes	25	7
Tax provision	28	7
Operating expenses	7	2
Dividend distributions to shareholders	355	94

Net debt as of September 30, 2016	2,151	572

B Communications Third Quarter Consolidated Financial Results

B Communications’ consolidated revenues for the third quarter of 2016 totaled NIS 2.5 billion ($668 million), a 3.5% decrease compared to the NIS 2.6 billion in the third quarter of 2015. For both the current and the prior-year periods, B Communications’ consolidated revenues consisted entirely of Bezeq’s revenues.

B Communications’ consolidated operating income for the third quarter of 2016 totaled NIS 488 million ($130 million), a 7.2% decrease compared to NIS 526 million in the third quarter of 2015.

B Communications’ consolidated net loss for the third quarter of 2016 totaled NIS 27 million ($7 million) compared with a net profit of NIS 259 million in the third quarter of 2015. The decrease in net profit during the third quarter of 2016 was a result of the one-time refinancing and associated expenses of NIS 270 million.

B Communications Third Quarter Unconsolidated Financial Results

As of September 30, 2016, B Communications held approximately 26.3% of Bezeq's outstanding shares. B Communications’ interest in Bezeq's net income for the third quarter of 2016 totaled NIS 104 million ($28 million), compared to NIS 125 million in the third quarter of 2015 (based on the Company’s then 31% ownership interest in Bezeq).

During the third quarter of 2016, B Communications recorded net amortization expenses of NIS 21 million ($5 million) related to its Bezeq purchase price allocation (“Bezeq PPA”). The decrease in the Company’s ownership interest in Bezeq to 26.34% will reduce the Company’s future net amortization expenses. From April 14, 2010, the date of the acquisition of its interest in Bezeq, until September 30, 2016, B Communications has amortized approximately 75% of the total Bezeq PPA. The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment.

3

B Communications’ unconsolidated net financial expenses for the third quarter of 2016 totaled NIS 338 million ($90 million) compared to net financial expenses of NIS 59 million in the third quarter of 2015. These expenses consisted primarily of NIS 270 million ($72 million) of one-time refinancing expenses relating to the early redemption of the Notes, comprised of a call option fee of NIS 150 million ($40 million), interest payment on the outstanding Notes from October 2016 until February 2017 of NIS 75 million ($20 million) and a non-cash write-off of unamortized issuance costs in the amount of NIS 45 million ($12 million). The financial expenses for the third quarter of 2016 also included NIS 68 million ($18 million) of interest expenses related to the Company’s publicly traded Series B Debentures, Series C Debentures and the Notes.

B Communications’ net loss attributable to shareholders for the third quarter of 2016 was NIS 257 million ($68 million) compared to net income of NIS 38 million in the third quarter of 2015.

In millions		Convenience
		translation into
		U.S. dollars
		(Note A)
	Three-month	Three-month	Three-month
	period ended	period ended	period ended	Year ended
	September 30,	September 30,	September 30,	December 31,
	2016	2016	2015	2015
	NIS	US$	NIS	NIS
Revenues	-	-	-	-
Financing expenses, net	(338)	(90)	(59)	(293)
Operating and tax expenses	(2)	(1)	(2)	(8)
Income tax benefit	-	-	-	101
PPA amortization, net	(21)	(5)	(26)	(119)
Interest in Bezeq's net income	104	28	125	529
Net income (loss)	(257)	(68)	38	210

4

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the quarter ended September 30, 2016. For a full discussion of Bezeq’s results for the quarter ended September 30, 2016, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q3/2016	Q3/2015	% change
	(NIS millions, except per share data)

Revenues	2,510	2,602	(3.5%)
Operating income	599	652	(8.1%)
Operating margin	23.9%	25.1%
Net income	394	407	(3.2%)
EBITDA	1,041	1,109	(6.1%)
EBITDA margin	41.5%	42.6%
Diluted EPS	0.15	0.15	0.0%
Cash flow from operating activities	902	1,050	(14.1%)
Payments for investments	349	427	(18.3%)
Free cash flow [1]	577	645	(10.5%)
Total debt	11,246	11,077	1.5%
Net debt	9,400	8,921	5.4%
EBITDA (trailing twelve months)	4,067	4,261	(4.6%)
Net debt/EBITDA (end of period) [2]	2.31	2.09	10.4%

[1]	Free cash flow is defined as cash flow from operating activities less net payments for investments.
[2]	EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in the third quarter of 2016 were NIS 2.51 billion ($668 million) compared to NIS 2.60 billion in the corresponding quarter of 2015, a decrease of 3.5%. The decrease was due to lower revenues in all of the Bezeq Group’s segments (primarily at Pelephone).

Salary expenses of the Bezeq Group in the third quarter of 2016 were NIS 501 million ($133 million) compared to NIS 506 million in the corresponding quarter of 2015, a decrease of 1.0%.

Operating expenses of the Bezeq Group in the third quarter of 2016 were NIS 994 million ($265 million) compared to NIS 1.00 billion in the corresponding quarter of 2015, a decrease of 0.6%. The decrease was primarily due to a reduction in interconnect fees and payments to telecom operators, terminal equipment and building maintenance expenses partially offset by an increase in content services, services by sub-contractors and marketing expenses.

Other operating income of the Bezeq Group in the third quarter of 2016 amounted to NIS 26 million ($7 million) compared to NIS 13 million in the corresponding quarter of 2015. The increase in other operating income was due to an increase in capital gains from the sale of fixed assets.

Operating income of the Bezeq Group in the third quarter of 2016 was NIS 599 million ($159 million) compared to NIS 652 million in the corresponding quarter of 2015, a decrease of 8.1%.

5

Tax expenses of the Bezeq Group in the third quarter of 2016 were NIS 99 million ($26 million) compared to NIS 144 million in the corresponding quarter of 2015, a decrease of 31.3%. The decrease in tax expenses was primarily due to a reduction in profit before tax as well as a decrease in the corporate tax rate from 26.5% to 25% beginning January 1, 2016, as well as a decrease in tax expenses in respect of prior years at Bezeq Fixed-Line.

Net income of the Bezeq Group in the third quarter of 2016 was NIS 394 million ($105 million) compared to NIS 407 million in the corresponding quarter of 2015, a decrease of 3.2%.

EBITDA of the Bezeq Group in the third quarter of 2016 was NIS 1.04 billion ($277 million) (EBITDA margin of 41.5%) compared to NIS 1.11 billion (EBITDA margin of 42.6%) in the corresponding quarter of 2015, a decrease of 6.1%.

The trailing twelve months EBITDA of the Bezeq Group as of September 30, 2016 was NIS 4.1 billion ($1.1 billion) compared to NIS 4.3 billion as of September 30, 2015, a decrease of 4.6%.

Payments for investments (Capex) of the Bezeq Group in the third quarter of 2016 were NIS 349 million ($93 million) compared to NIS 427 million in the corresponding quarter of 2015, a decrease of 18.3%.

Cash flow from operating activities of the Bezeq Group in the third quarter of 2016 was NIS 902 million ($240 million) compared to NIS 1.05 billion in the corresponding quarter of 2015, a decrease of 14.1%. The decrease was primarily due to increased payments for the retirement of employees at Bezeq Fixed-Line as well as changes in working capital.

Free cash flow of the Bezeq Group in the third quarter of 2016 was NIS 577 million ($154 million) compared to NIS 645 million in the corresponding quarter of 2015, a decrease of 10.5%.

Total debt of the Bezeq Group as of September 30, 2016 was NIS 11.2 billion ($3.0 billion) compared to NIS 11.1 billion as of September 30, 2015.

Net debt of the Bezeq Group was NIS 9.40 billion ($2.5 billion) as of September 30, 2016 compared to NIS 8.92 billion as of September 30, 2015.

Net debt to EBITDA (trailing twelve months) ratio of the Bezeq Group as of September 30, 2016 was 2.31 compared to 2.09 as of September 30, 2015.

6

Notes:

A.	Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of September 30, 2016 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of September 30, 2016 (NIS 3.758 = U.S. $ 1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.	Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. The following non-IFRS measures are provided in the press release and accompanying supplemental information because management believes these measurements are useful for investors and financial institutions to analyze and compare companies on the basis of operating performance:

●	EBITDA - defined as net income plus net interest expense, provision for income taxes, depreciation and amortization;
●	EBITDA trailing twelve months - defined as net income plus net interest expense, provision for income taxes, depreciation and amortization during last twelve months;
●	Free Cash Flow (FCF) - defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net;
●	Net debt - defined as long and short term liabilities minus cash and cash equivalents and short term investments; and
●	Net debt to EBITDA ratio - defined as net debt divided by the trailing twelve months EBITDA.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Management of Bezeq believes that free cash flow is an important measure of its liquidity as well as its ability to service long-term debt, fund future growth and to provide a return to shareholders. We also believe this free cash flow definition does not have any material limitations. Free cash flow is a financial index which is not based on IFRS. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net.

Bezeq also uses the net debt and net debt to EBITDA trailing twelve months ratio to analyze its financial capacity for further leverage and in analyzing the company’s business and financial condition. Net debt reflects long and short term liabilities minus cash and cash equivalents and investments.

Reconciliations between the Bezeq Group’s results on an IFRS and non-IFRS basis with respect to these non-IFRS measurements are provided in tables immediately following the Company's consolidated results. The non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

7

About B Communications Ltd.

B Communications is a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol “BCOM.” For more information please visit the following Internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620

8

B Communications Ltd.

Condensed Consolidated Statements of Financial Position as at

(In millions)		Convenience
		translation into
		U.S. dollars
		(Note A)
	September 30,	September 30,	September 30,	December 31,
	2016	2016	2015	2015
	NIS	US$	NIS	NIS

Assets
Cash and cash equivalents	948	252	1,037	581
Restricted cash	-	-	8	155
Investments	1,170	311	1,999	1,535
Trade receivables, net	1,998	532	2,203	2,058
Other receivables	228	61	242	286
Inventory	96	25	90	115

Total current assets	4,440	1,181	5,579	4,730

Long-term trade and other receivables	641	171	643	674
Property, plant and equipment	7,042	1,874	7,302	7,197
Intangible assets	6,724	1,789	*7,258	7,118
Deferred expenses and investments	463	123	671	643
Broadcasting rights	450	120	458	456
Investment in equity-accounted investee	20	5	27	25
Deferred tax assets	1,103	294	*1,200	1,279

Total non-current assets	16,443	4,376	17,559	17,392

Total assets	20,883	5,557	23,138	22,122

* Reclassified

9

B Communications Ltd.

Condensed Consolidated Statements of Financial Position as at (cont’d)

(In millions)		Convenience
		translation into
		U.S. dollars
		(Note A)
	September 30,	September 30,	September 30,	December 31,
	2016	2016	2015	2015
	NIS	US$	NIS	NIS

Liabilities
Bank loans and credit and debentures	2,360	628	2,134	2,089
Trade and other payables	1,602	426	1,903	1,694
Related party	6	2	*217	233
Dividend payable	490	130	647	-
Current tax liabilities	223	59	801	705
Provisions	87	23	87	100
Employee benefits	280	75	268	378
Total current liabilities	5,048	1,343	6,057	5,199

Bank loans and debentures	11,430	3,042	12,675	12,290
Employee benefits	237	63	259	240
Other liabilities	257	68	212	227
Provisions	47	12	70	46
Deferred tax liabilities	645	172	761	729
Total non-current liabilities	12,616	3,357	13,977	13,532

Total liabilities	17,664	4,700	20,034	18,731

Equity
Total equity attributable to equity holders of the Company	1,169	311	977	1,045
Non-controlling interests	2,050	546	2,127	2,346

Total equity	3,219	857	3,104	3,391

Total liabilities and equity	20,883	5,557	23,138	22,122

* Reclassified

10

B Communications Ltd.

Condensed Consolidated Statements of Income for the

(In millions except per share data)

	Nine months period ended September 30,			Three months period ended September 30,
		Convenience			Convenience
		translation			translation
		into			into
		U.S. dollars			U.S. dollars		Year ended
		(Note A)			(Note A)		December 31,
	2016	2016	2015	2016	2016	2015	2015
	NIS	US$	NIS	NIS	US$	NIS	NIS

Revenues	7,580	2,017	7,379	2,510	668	2,602	9,985

Cost and expenses
Depreciation and amortization	1,622	432	1,588	539	144	577	2,131
Salaries	1,509	401	1,444	501	133	507	1,958
General and operating expenses	2,991	796	2,806	996	265	1,002	3,876
Other operating loss (income), net	(21)	(6)	(103)	(14)	(4)	(10)	3

	6,101	1,623	5,735	2,022	538	2,076	7,968

Operating income	1,479	394	1,644	488	130	526	2,017

Financing expenses, net	777	207	460	442	118	154	535

Income after financing expenses, net	702	187	1,184	46	12	372	1,482

Share of income (loss) in equity-accounted investee	(4)	(1)	15	(2)	(1)	(1)	12

Income before income tax	698	186	1,199	44	11	371	1,494

Income tax	301	80	368	71	18	112	358

Net income (loss) for the period	397	106	831	(27)	(7)	259	1,136

Income (loss) attributable to:
Owners of the company	(240)	(64)	107	(257)	(68)	38	210
Non-controlling interests	637	170	724	230	61	221	926

Net income for the period	397	106	831	(27)	(7)	259	1,136

Earnings per share
Net income (loss), basic	(8.01)	(2.13)	3.56	(8.60)	(2.29)	1.25	7.04
Net income (loss), diluted	(8.01)	(2.13)	3.50	(8.60)	(2.29)	1.24	6.97

11

Bezeq, The Israel Telecommunication Corp.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s net income to EBITDA:

(In millions)	Three months period ended September 30,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2016	2016	2015
	NIS	US$	NIS

Net income	394	105	407
Income tax	99	26	144
Share of loss in equity-accounted investee	2	1	1
Financing expenses, net	104	28	100
Depreciation and amortization	442	117	457

EBITDA	1,041	277	1,109

The following is a reconciliation of the Bezeq Group’s net income to EBITDA trailing twelve months:

(In millions)	Trailing twelve months ended September 30,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2016	2016	2015
	NIS	US$	NIS

Net income	1,428	380	1,768
Income tax	534	142	641
Share of loss in equity-accounted investee	7	2	23
Financing expenses, net	308	82	283
Depreciation and amortization	1,790	476	1,546

EBITDA trailing twelve months	4,067	1,082	4,261

12

Bezeq, The Israel Telecommunication Corp.

Reconciliation for NON-IFRS Measures

Net Debt

The following table shows the calculation of the Bezeq Group’s net debt:

(In millions)	As at September 30,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2016	2016	2015
	NIS	US$	NIS

Short term bank loans and credit and debentures	2,135	568	1,952
Non-current bank loans and debentures	9,111	2,424	9,125
Cash and cash equivalents	(938)	(250)	(1,030)
Investments	(908)	(241)	(1,126)

Net debt	9,400	2,501	8,921

Net Debt to EBITDA Trailing Twelve Months Ratio

The following table shows the calculation of the Bezeq Group’s net debt to EBITDA trailing twelve months ratio:

(In millions)	As at September 30,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2016	2016	2015
	NIS	US$	NIS

Short term bank loans and credit and debentures	2,135	568	1,952
Non-current bank loans and debentures	9,111	2,424	9,125
Total debt	11,246	2,992	11,077

Cash and cash equivalents and investments	1,846	491	2,156

Net debt	9,400	2,501	8,921

Trailing twelve months EBITDA	4,067	1,082	4,261

Net debt to EBITDA ratio	2.31	2.31	2.09

13

Bezeq, The Israel Telecommunication Corp.

Reconciliation for NON-IFRS Measures

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

(In millions)	Three months period ended September 30,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2016	2016	2015
	NIS	US$	NIS

Cash flow from operating activities	902	240	1,050
Purchase of property, plant and equipment	(290)	(77)	(373)
Investment in intangible assets and deferred expenses	(59)	(15)	(54)
Proceeds from the sale of property, plant and equipment	24	6	22

Free cash flow	577	154	645

14

Designated Disclosure with Respect to the Company's Projected Cash Flows

In connection with the issuance of the Series C Debentures in September 2016, we undertook to comply with the "hybrid model disclosure requirements" as determined by the Israeli Securities Authority and as described in the prospectus governing our Series C Debentures.

This model provides that in the event certain financial "warning signs" exist, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Series C Debentures.

In examining the existence of warning signs as of September 30, 2016, our board of directors noted that our consolidated financial statements (unaudited) as well as our separate internal (unpublished) unaudited financial information as of and for the quarter ended September 30, 2016 reflect that we experienced continuing negative cash flow from operating activities of NIS 2 million for the third quarter of 2016.

The Israeli regulations provide that the existence of a continuing negative cash flow from operating activities could be deemed to be a "warning sign" unless our board of directors determines that the possible "warning sign" does not reflect a liquidity problem.

Such continuing negative cash flow from operating activities results from the general operating expenses of the Company of NIS 2 million for the third quarter of 2016 and due to the fact that the Company, as a holding Company, does not have any cash inflows from operating activities. Our main source of cash inflows is generated from dividends (classified as cash flow from investing activities) or debt issuances (classified as cash flow from financing activities).

Such continuing negative cash flow from operating activities does not effect our liquidity in any manner. Our board of directors reviewed our financial position, outstanding debt obligations and our existing and anticipated cash resources and uses and determined that the existence of the continuing negative cash flow from operating activities, as mentioned above, does not reflect a liquidity problem.

Disclosure with Respect to the Company's Requirements Under Series C Debentures

The Company declares with respect to the reporting period as follows:

1.	The Company did not record any lien of any rank whatsoever in favor of a third party over its direct or indirect holdings of 691,361,036 shares of Bezeq (the “Undertaken Shares”) including over any of the rights accompanying such shares.
2.	The Company did not make any disposition of the Undertaken Shares.
3.	The Company has not assumed any financial debt (as defined in the Trust Deed of Series C) during the reporting period (other than in the framework of the issuance of Series C Debentures, and its wholly owned subsidiaries, including B Communications (SP1) and B Communications (SP2) have not issued any financial debt whatsoever during the reporting period.
4.	As of the reporting date, the Company holds directly and by means of its subsidiary approximately 26.34% of Bezeq’s outstanding shares.
5.	The equity attributable to the Company’s shareholders (not including non-controlling interests) according to this report amounts to NIS 1,168 million, and represents 31% of the Company’s total balance sheet on an unconsolidated basis.

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